Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
EARNINGS:
Loss before income taxes	$(5,569)	$(40,145)	$(103,088)	$(85,387)	$(50,519)	$(24,127)
Plus fixed charges and preference dividends	102	429	336	368	440	507

Total Earnings	$(5,467)	$(39,716)	$(102,752)	$(85,019)	$(50,079)	$(23,620)

COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Estimated interest component of rent	102	429	336	368	440	507

Total combined fixed charges and preference dividends	$102	$429	$336	$368	$440	$507

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	N/A	N/A	N/A	N/A	N/A	N/A

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of portion of rental expense deemed representative of interest. Earnings were insufficient to cover combined fixed charges and preference dividends by $5,569 for the three months ended March 31, 2018 and by $40,145, $103,088, $85,387, $50,519 and $24,127 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.